Report of Independent Accountants

To the Board of Directors and
Stockholders of Fruehauf Trailer Corporation

In our opinion, the consolidated financial statements of Fruehauf Trailer Corporation and Subsidiaries listed in the Index to Consolidated Financial Statements on page F-1 and the financial statement schedules referred to under
Item 16 present fairly, in all material respects, the financial position of Fruehauf Trailer Corporation and its subsidiaries at December 31, 1992, and the results of their operations and their cash flows for the year in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

The financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes G and Q to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and a lender has changed the maturity of the obligation under its Credit Agreement. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note Q. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note L to the financial statements, the Company is currently subject to several contingent liabilities. The ultimate outcome of these contingencies cannot be determined at present; however, the Company has provided reserves for its best estimate of losses related to certain of these contingencies.






Price Waterhouse

Milwaukee, Wisconsin
April 14, 1993





Report of Independent Accountants

Board of Directors and Stockholders of
  Fruehauf Trailer Corporation
Southfield, Michigan

We have audited the accompanying consolidated balance sheet of Fruehauf Trailer Corporation (formerly a wholly owned subsidiary of Terex Corporation) and subsidiaries as of December 31, 1991, and the related consolidated statements of income, stockholders' investment, and cash flows for each of the two years in the period ended December 31, 1991. Our audits also included the financial statement schedules for the years ended December 31, 1991 and 1990 listed under
Item 16. These financial statements and financial statement schedules are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Fruehauf Trailer Corporation and subsidiaries as of December 31, 1991, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1991 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedules for the years ended December 31, 1991 and 1990, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note P to the consolidated financial statements, the Corporation has restated its 1991 and 1990 financial statements.

As discussed in Note L to the financial statements, the Corporation is a defendant in a class action lawsuit alleging violation of certain provisions of the federal securities law. The ultimate outcome of the litigation cannot presently be determined. Accordingly, no provision for any loss that may result upon resolution of this matter has been made in the accompanying financial statements.






Deloitte & Touche

Detroit, Michigan
March 30, 1992 (April 14, 1993 as to
   Note P and the ninth paragraph of Note L)






                 FRUEHAUF TRAILER CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF INCOME
                   (in thousands, except per share amounts)

                                                 Year ended December 31,
                                                 1992      1991      1990
NET SALES                                     $488,898 $512,689  $589,452
COST OF GOODS SOLD                             448,215  445,040   495,599
     Gross margin                               40,683   67,649    93,853
ENGINEERING, SELLING AND ADMINISTRATIVE EXPENSES
   Third parties                                60,562   69,412    68,757
   Parent company                                    -    1,932     2,500
   Other related party                           2,300    3,633     3,322
     Total                                      62,862   74,977    74,579
RESTRUCTURING COSTS                             15,500   15,825        -
   Income (loss) from operations              (37,679) (23,153)    19,274
OTHER INCOME (EXPENSE)
   Interest income                               1,201    1,294     2,824
   Interest expense - third parties            (9,261) (12,283)  (24,035)
   Interest expense - parent company                -   (1,612)   (1,562)
   Interest expense - other related parties      (975)  (3,743)   (5,495)
   Equity in net income (loss) of affiliates   (5,714)    4,209     7,480
   Royalty income - third parties                  342      638       939
   Royalty income - affiliates                   2,557    2,518     4,221
Gain (loss) on sale of excess assets              (22)    7,484         -
   Amortization/write-off of debt issue costs (4,967) (867) (3,329) Adjustments of estimated realizable
    value of Jacksonville                     (11,551)       -          -
   Other income (expense) - net                (2,241)  (2,495)       678
     Income (loss) before income taxes        (68,310) (28,010)       995
PROVISION (BENEFIT) FOR INCOME TAXES           (3,150)      866       979
NET INCOME (LOSS) BEFORE EXTRAORDINARY LOSS   (65,160) (28,876)        16
EXTRAORDINARY LOSS ON RETIREMENT OF DEBT           -        -     (2,192)
NET LOSS                                     $(65,160)$(28,876) $ (2,176)
NET INCOME (LOSS) PER SHARE
   Net income (loss) before
    extraordinary loss                        $(5.36)   $(3.50)    $0.00
   Extraordinary loss on retirement of debt         -        -     (0.47)
     Net loss per share                       $(5.36)   $(3.50)   $(0.47)
WEIGHTED AVERAGE COMMON AND COMMON
   EQUIVALENT SHARES OUTSTANDING                12,159    8,260     4,590









The accompanying notes are an integral part of these statements.






                 FRUEHAUF TRAILER CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET
                   (in thousands, except per share amounts)

                                    ASSETS
                                                       December 31,
                                                   1992           1991
CURRENT ASSETS
   Cash and cash equivalents                       $3,023         $2,985
   Marketable securities                                -          1,038
   Trade receivables (less allowance of $2,048
     in 1992 and $2,210 in 1991)                   39,387         35,716
   Net inventories                                 54,893         98,570
   Note receivable from related party               1,622              -
   Other current assets                             3,790          1,187
      Total Current Assets                        102,715        139,496

LONG-TERM ASSETS
   Prepaid pension cost                             7,795          9,104
   Facility leased to affiliate                    14,000         18,955
   Investment in affiliate companies               33,745         40,145
   Assets held for sale                            50,772         43,301
   Other assets                                     1,364          6,049

PROPERTY, PLANT AND EQUIPMENT
   Property                                        17,265         35,281
   Plant                                           26,287         39,910
   Equipment                                       40,296         45,914
                                                   83,848        121,105
   Less - Accumulated depreciation               (17,581)       (18,227)
     Net Property, Plant and Equipment             66,267        102,878

TOTAL ASSETS                                     $276,658       $359,928




The accompanying notes are an integral part of these statements.




                 FRUEHAUF TRAILER CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET
                   (in thousands, except per share amounts)

                   LIABILITIES AND STOCKHOLDERS' INVESTMENT

                                                       December 31,
                                                   1992           1991
CURRENT LIABILITIES
   Notes payable                                  $2,963            $ -
   Trade accounts payable                         47,373         50,033
   Accrued compensation and benefits              12,389         16,245
   Accrued warranties                              7,417          7,439
   Accrued workers compensation                    5,670          9,207
   Accrued cost of facility realignment            6,548         16,701
   Other current liabilities                      16,990         28,767
   Current portion of long-term debt to
    related party                                  7,497              -
   Current portion of long-term debt to
    third parties                                 89,794         12,177
      Total Current Liabilities                  196,641        140,569

LONG-TERM LIABILITIES
   Long-term debt to third parties,
    less current portion                           3,798         77,330
   Long-term debt to related party,
    less current portion                               -          7,497
   Postretirement health benefits                 38,885         34,939
   Long-term payable to parent                    14,890         10,244
   Other long-term liabilities                    39,962         40,944

STOCKHOLDERS' INVESTMENT
   Common stock, $0.01 par value
    -authorized 20,000 shares;
      issued and outstanding 12,159 shares           122            122
   Additional paid-in capital                     71,881         71,881
   Retained deficit                             (96,403)       (31,243)
   Foreign currency translation adjustment         6,882          7,645
      Total Stockholders' Investment            (17,518)         48,405

TOTAL LIABILITIES AND STOCKHOLDERS'
    INVESTMENT                                  $276,658       $359,928



The accompanying notes are an integral part of these statements.





                 FRUEHAUF TRAILER CORPORATION AND SUBSIDIARIES
              CONSOLIDATED STATEMENT OF STOCKHOLDERS' INVESTMENT
                                (in thousands)

                                                 Retained     Foreign
                                    Additional   Earnings     Currency
                            Common   Paid-in   (Accumulated Translation
                            Stock    Capital     Deficit)    Adjustment  Total

BALANCE AT DECEMBER 31,
 1989
   As previously reported     $46    $9,959        $994        $340    $11,339

   Restatement (Note P)         -         -     (1,185)           -    (1,185)

AS RESTATED - DECEMBER 31,
 1989                          46     9,959       (191)         340     10,154

Net loss                        -         -     (2,176)           -    (2,176)

Translation adjustment          -         -           -      13,989     13,989

BALANCE AT DECEMBER 31,
 1990                          46     9,959     (2,367)      14,329     21,967

Net loss                        -         -    (28,876)           -   (28,876)

Translation adjustment          -         -           -     (6,684)    (6,684)

Net effect of
 recapitalization              36    22,462           -           -     22,498

Issuance of common stock in
  initial public offering      40    39,460           -           -     39,500

BALANCE AT DECEMBER 31,
 1991                         122    71,881    (31,243)       7,645     48,405

Net loss                        -         -    (65,160)           -   (65,160)

Translation adjustment          -         -           -       (763)      (763)

BALANCE AT DECEMBER 31,
 1992                        $122   $71,881   $(96,403)      $6,882  $(17,518)



The accompanying notes are an integral part of these statements.






                 FRUEHAUF TRAILER CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                (in thousands)
                                                 Year ended December 31,
                                              1992         1991        1990
OPERATING ACTIVITIES
   Net loss                               $(65,160)   $(28,876)    $(2,176)
   Adjustments to reconcile net loss
    to net cash from (used in)
    operating activities:
     Depreciation                             4,071       6,882       6,336
     Amortization and write-off of
      deferred costs                          4,967       1,567       8,701
     Non-cash extraordinary loss                  -           -       2,192
     Unremitted (earnings) loss from
      affiliate companies                     6,862     (2,528)     (6,748)
     Loss on sale of affiliate stock              -       3,312           -
     Interest paid-in-kind                        -       4,128       7,036
     (Gain) loss on sale of excess assets        22     (7,484)           -
     Non-cash restructuring costs            15,500      15,825           -
     Non-cash liquidation costs of
      Jacksonville                           11,551           -           -
     Other non-cash charges                   8,120           -           -
     Increase (decrease) in cash due to
      changes in operating assets and liabilities:
       Trade receivables                    (3,671)      12,359      13,492
       Net inventories                       43,677      20,309      20,717
       Other current assets                   (836)       8,758     (5,586)
       Trade accounts payable               (2,660)      10,521       2,765
       Long-term payable to parent            4,646       3,932       5,931
       Accrued compensation and benefits    (3,856)     (5,156)     (6,044)
       Accrued warranties                      (22)         123     (2,103)
       Other liabilities                   (34,278)    (56,498)    (59,711)
       Other assets                         (1,895)          73     (8,108)
          Net cash used in operating
           activities                      (12,962)    (12,753)    (23,306)

INVESTING ACTIVITIES
   Capital expenditures                     (1,937)     (2,510)     (3,565)
   Proceeds from sale of excess assets       10,174      39,685      18,919
   Proceeds from sale of affiliate stock          -       8,739           -
   Proceeds from sale of marketable
    securities                                1,038           -       7,975
   Purchase of marketable securities              -       (538)       (970)
   Other                                          -         462           -
       Net cash from investing activities     9,275      45,838      22,359

FINANCING ACTIVITIES
   Proceeds from issuance of
    long-term debt                           13,000      15,000     120,000
   Proceeds from issuance of notes payable    2,963           -           -
   Principal repayments of long-term debt  (12,177)    (89,748)   (134,161)
   Proceeds from issuance of common stock         -      41,040           -
   Other                                       (38)       (660)     (1,135)

     Net Cash from (used in)
      financing activities                    3,748    (34,368)    (15,296)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
  CASH EQUIVALENTS                             (23)       (186)        (89)

NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                                38     (1,469)    (16,332)

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                          2,985       4,454      20,786

CASH AND CASH EQUIVALENTS AT END OF PERIOD   $3,023      $2,985      $4,454


The accompanying notes are an integral part of these statements.





                 FRUEHAUF TRAILER CORPORATION AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1992

             (dollar amounts in thousands, except per share data)

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The Consolidated Financial Statements include the accounts of Fruehauf Trailer Corporation and its majority-owned subsidiaries ("Fruehauf" or the "Company"). The Company was incorporated in 1989 for the purpose of acquiring certain assets and assuming certain liabilities of Fruehauf Corporation (the "Fruehauf Acquisition"). The Company is consolidated with Terex Corporation ("Terex") for financial reporting purposes.

All intercompany balances, transactions and profits have been eliminated. The equity method is used to account for investments in affiliates in which Fruehauf has an ownership interest between 20% and 50%. The cost method is used to account for investments in affiliates in which Fruehauf has an ownership interest of less than 20%.

Cash and Cash Equivalents: The Company considers all highly liquid marketable securities with original maturities of 30 days or less to be cash equivalents.

Marketable Securities: Marketable securities include investments in equity securities, commercial paper, notes and bonds. Marketable equity securities and other marketable securities are carried at the lower of cost or market value. The Company held no marketable equity securities at December 31, 1992 and 1991. Net realized gains and losses on security transactions are determined on a specific identification basis.

Inventories: Inventories are stated at the lower of cost or market. Substantially all inventories are valued on the last-in, first-out ("LIFO") method.

Debt Issuance Costs: Costs incurred upon the issuance of debt are deferred in the Consolidated Balance Sheet and amortized over the life of the underlying debt.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Plant and equipment are depreciated over the estimated useful lives of the assets under the straight-line method of depreciation for financial reporting purposes and both straight-line and other methods for tax purposes. Expenditures for maintenance and repairs not expected to extend the life of an asset beyond its normal useful life are expensed. The cost of assets and the related amounts of accumulated depreciation are eliminated from the accounts when the assets are retired or sold. Certain property, plant and equipment held for sale are included in Assets Held for Sale (see Note F - "Assets and Businesses Held For Sale"), and are carried at the lower of cost or net realizable value.

Revenue Recognition: Revenues and costs are generally recognized as the related products are shipped or picked-up. New trailers may be invoiced prior to the time customers take physical possession. Revenue is recognized in such cases only when the customer has a fixed commitment to purchase the units, the units have been completed, tested and made available to the customer for pickup or delivery, and the customer has requested that the Company hold the units for pickup or delivery at a time (generally within two weeks) specified by the customer at the time the customer is notified that the unit is completed or as specified in the sales agreement. In such cases, the units are invoiced under the Company's customary billing terms, title to the units and risk of ownership passes to the customer upon invoicing, the units are segregated from the Company's inventory and identified as belonging to the customer and the Company has no further obligation under the order.

Accrued Warranties: The Consolidated Financial Statements reflect accruals for potential product liability and warranty claims based on the Company's claim experience.

Foreign Currency Translation: Foreign currency translation adjustments are generally excluded from the Consolidated Statement of Income and are included in Foreign Currency Translation Adjustment in the Consolidated Balance Sheet. Gains or losses resulting from foreign currency transactions are included in Other Income (Expense).

Research and Development Costs: Research and development costs are expensed as incurred. Such costs incurred in the development of new products or significant improvements to existing products totalled approximately $1,827, $1,422 and $2,078 during 1992, 1991 and 1990, respectively.

Income Taxes: The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard ("SFAS") No. 96, "Accounting For Income Taxes" (see Note I - "Income Taxes").

Net Income (Loss) Per Common Share: Net income (loss) per share is based on the weighted average number of common and common equivalent shares outstanding during the year. The dilutive effect of common stock equivalents (if applicable) is calculated using the treasury stock method.

Environmental Policies: Environmental expenditures that relate to current operations are either expensed or capitalized. Expenditures relating to conditions caused by past operations that do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial actions are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company's commitment to a formal plan of action.

Reclassifications: Certain amounts shown for 1990 and 1991 have been reclassified to conform to the 1992 presentation. As discussed in Note F - "Assets and Businesses Held for Sale", the Company ceased all operations at Jacksonville Shipyards, Inc. and Coast Engineering & Manufacturing Company in 1992 and 1991, respectively. The remaining assets and liabilities of these operations are included in the Consolidated Balance Sheet in the respective captions.

Recent Pronouncements: In December 1990, the Financial Accounting Standards Board ("FASB") issued SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This statement requires accrual of postretirement benefits (such as health care benefits) during the years an employee provides services. The Company does not anticipate that its planned January 1, 1993 implementation of this pronouncement will have a significant effect on operating results or financial position. For further information, refer to Note K - "Retirement Plans."

In February, 1992, the FASB issued SFAS No. 109, "Accounting for Income Taxes" to supersede SFAS No. 96, "Accounting for Income Taxes". The Company has reflected its deferred taxes using the principles of SFAS No. 96. The new pronouncement retains the basic concepts of SFAS No. 96, but generally simplifies its application. Based upon preliminary analysis, the Company does not expect the future implementation of this pronouncement to have a significant effect on its operating results or financial position. The Company intends to adopt this Standard on January 1, 1993.

In November, 1992 the FASB issued SFAS No. 112 "Employers' Accounting for Postemployment Benefits". This pronouncement establishes accounting and reporting for the estimated cost of benefits provided by an employer to former or inactive employees after employment but before retirement. For the most part, the Company already accounts for such benefits on an accrual basis. Therefore, the impact of adoption is not anticipated to have a material effect on the Company's financial position or results of operations.


NOTE B - INITIAL PUBLIC OFFERING AND RECAPITALIZATION

On July 8, 1991, the Company (formerly wholly-owned by Terex Holdings Corporation ("Terex Holdings"), in turn a wholly-owned subsidiary of Terex) completed an initial public offering ("IPO") of 4,000,000 shares of common stock at a price of $11.00 per share. Fruehauf common stock is traded on the New York Stock Exchange under the symbol "FTC".

To prepare the Company for public ownership, Fruehauf's certificate of incorporation was amended to increase the authorized number of shares of common stock to 20,000,000 and to reduce the par value per share from $1.00 to $0.01.

The Terex Holdings Warrant (see Note J - "Stockholders' Investment") issued in the Fruehauf Acquisition to KCS Industries, Inc. ("KCS") was exercised in full by KCS for 245,000 shares of Terex Holdings common stock. KCS applied the $7,497 outstanding principal balance of its initial Series A Note in payment of the exercise price of the Terex Holdings Warrant. Immediately thereafter, Terex Holdings was merged (the "Merger") into Fruehauf, with Fruehauf continuing as the surviving corporation. In the Merger, (i) each outstanding share of Terex Holdings common stock was converted into nine shares of Fruehauf common stock, (ii) Series A Notes in the aggregate principal amount of $7,497 held by The Airlie Group L.P. and Trailer Partners (collectively "Airlie") were exchanged for notes from the Company (the "Fruehauf Notes") in the same principal amount as the Series A Notes surrendered by Airlie, and the Terex Holdings Warrant issued to Airlie in the Fruehauf Acquisition was also exchanged for a new warrant (the "Fruehauf Warrant") to purchase up to an aggregate 2,205,000 shares of the Company's common stock at an exercise price of $3.40 per share, and (iii) the Preferred Stock of the Company, which was previously held by Terex Holdings, was canceled (the foregoing transactions being collectively referred to as the "Recapitalization"). Terex, KCS, and Airlie then exchanged the $15,000 of Series B Notes purchased by them in the Fruehauf Acquisition for 1,363,637 shares of the Company's common stock.

The net proceeds received by the Company in connection with the IPO were $41,040. Of this amount, approximately $25,673 was used to reduce Fruehauf's outstanding borrowings under its primary credit facility and approximately $13,827 was used to pay the remaining balance and accrued interest on the Series A and Series B Notes. After the application of the net proceeds of the IPO and the completion of the Recapitalization, the Company's debt was reduced by $61,998.

Unaudited pro forma consolidated results of operations for 1991 and 1990, as though the Company completed the IPO, Merger, Recapitalization, and related transactions on January 1, 1990, is as follows:


                                                 Year ended December 31,
                                                   1991           1990

Net sales                                       $512,689       $589,452
Income (loss) from operations                   (23,153)         19,274

Net income (loss) before extraordinary loss     (23,154)         11,337
Extraordinary loss on retirement of debt               -        (2,192)
Net income (loss)                               (23,154)          9,145

Net income (loss) per common share
 before extraordinary loss                       $(1.90)         $0.85
Extraordinary loss per common share                    -         (0.15)
Net income (loss) per common share               $(1.90)         $0.70

These unaudited pro forma consolidated results have been prepared pursuant to
Article 11 of the SEC Regulation S-X and are not necessarily representative of the actual operating results or financial position the Company would have achieved had the events reflected therein occurred at the dates assumed. These financial statements are not representative of the future results or financial position that the Company will record. These unaudited pro forma consolidated results should be read in conjunction with the audited historical Consolidated Financial Statements of the Company and the notes thereto.


NOTE C - INVESTMENTS IN AFFILIATE COMPANIES

The Company has less than 50% equity investments in three foreign corporations engaged in the design, manufacture and marketing of truck trailers.

The Company's investment in Societe Europeenne de Semi-Remorques, S.A. ("SESR") is the largest equity investment with a carrying value of $23,296 and $30,072 at December 31, 1992 and 1991, respectively. SESR is Europe's largest trailer manufacturer. The book value of the Company's investment in SESR exceeds the Company's proportionate share of SESR's underlying equity. The related excess purchase price of $7,640 and $8,010 at December 31, 1992 and 1991, respectively is being amortized on a straight-line basis over 20 years.

During 1991 the Company sold a portion of its investment in SESR, which was in turn sold to SESR, thereby reducing the Company's ownership from approximately one-third to approximately 23%. In addition to the $8,739 of cash received upon the sale of the SESR shares, 1) certain litigation between the Company and SESR was settled, 2) Company shares of SESR and related accumulated dividends previously held in escrow as a result of the litigation were released to the Company, 3) Company representatives to the SESR Board of Directors were reinstated and 4) the expiring royalty and trademark and license agreements between the Company and SESR were renegotiated. As a net result of these transactions, the Company recorded a loss of $3,312.

The carrying value of the Company's other affiliate accounted for under the equity method, Henred Fruehauf Trailers Pty. Ltd., is $7,933 at December 31, 1992 and $7,557 at December 31, 1991. The carrying value of the Company's affiliate accounted for under the cost method, Nippon Fruehauf Company, Ltd., is $2,516 at both December 31, 1992 and 1991.

Summarized financial data (100% basis) for the Company's two affiliates accounted for under the equity method is as follows:

                                                 Years ended December 31,
                                                  1992      1991    1990
Net sales                                     $915,622  $822,045  $831,372
Gross profit                                   129,473   133,190   139,600
Net income (loss)                             (22,674)    15,238    24,594
Current assets                                 347,236   424,405   401,483
Noncurrent assets                              193,417   212,428   182,118
Current liabilities                            249,133   283,690   246,141
Noncurrent liabilities & deferred taxes        208,603   190,013   169,665

The Company's share of the net income (loss) of affiliate companies, accounted for using the equity method, was ($5,714), $4,209 and $7,480 for the years ended December 31, 1992, 1991 and 1990, respectively. Dividends received from such companies totalled $1,148 in 1992, $1,681 in 1991 and $732 in 1990. Dividends received from affiliates that are accounted for using the equity method are applied as a reduction of the carrying value of the investments.

The Company received dividends from its affiliate accounted for using the cost method totalling $143, $130 and $146 in 1992, 1991 and 1990, respectively. Such dividends are included in Other Income (expense) in the Consolidated Statement of Income.

Trailer components sold by the Company to its less than 50% equity affiliates totalled $2,808, $5,688 and $6,761 in 1992, 1991 and 1990, respectively. Such sales were made on the same terms and conditions as with other customers. In addition, the Company received amounts pursuant to royalty and trademark and license agreements from its less than 50% owned equity affiliates totalling $2,557, $2,518 and $4,221 in 1992, 1991 and 1990, respectively. Amounts receivable from such affiliates at December 31, 1992, 1991 and 1990 totalled $1,384, $2,040 and $2,352, respectively.


NOTE D - RESTRUCTURING COSTS

The Company recorded a $15,825 charge in 1991 to accrue for a restructuring program designed to improve profitability. The restructuring provision represented the estimated cost of restructuring the Company's distribution system and consolidating certain of the Company's manufacturing operations.

During 1992, the Company recorded additional restructuring costs of $15,500 representing revisions of the estimates relating to the restructuring plan in 1991. The cost of restructuring the Company's distribution system by converting company-owned sales and service branches to independent dealers exceeded original estimates. Additionally, due to continuing poor economic and commercial real estate market conditions, excess asset sales have not occurred as rapidly as expected and the proceeds have been lower than anticipated. As a result, the Company recorded the 1992 restructuring provision to absorb such additional costs and valuation adjustments. The idled facilities are included in the Consolidated Balance Sheet in Assets Held for Sale, and are carried on a lower of cost or net realizable value basis, including costs through the date of expected disposition.

The components of the restructuring costs are as follows:

                                        Year ended December 31,
                                             1992      1991

     Branch conversion costs               $7,800    $5,700
     Plant closing costs                        -       900
     Excess asset valuation adjustment      5,100     5,500
     Idle facility holding costs            2,600     3,725
        Total                             $15,500   $15,825


NOTE E - INVENTORIES

Inventories consist of the following:

                                              December 31,
                                             1992      1991

Used trailers                             $ 4,385   $18,520
New trailers                               12,993    25,055
Work-in-process and finished parts         17,366    25,421
Raw materials and supplies                 18,013    24,335
  Gross inventories                        52,757    93,331
Excess of LIFO inventory value over
 FIFO costs                                 2,136     5,239
  Net inventories                         $54,893   $98,570


NOTE F - ASSETS AND BUSINESSES HELD FOR SALE

The Company is holding for sale certain excess real estate, facilities and other assets, as well as the Decatur Business.

The Decatur Business consists of the Company's wholly-owned aluminum extrusion operation and a 50% equity interest in Decatur Aluminum Company, a corporation engaged in the production of aluminum sheeting. The Decatur Business supplies aluminum sheeting and extrusions to the Company's trailer manufacturing plants. The Company has previously announced its intention to divest the Decatur Business. The Decatur Business is included in the Consolidated Balance Sheet for $3,578 and ($1,077) at December 31, 1992 and 1991, respectively. Changes in the carrying value of the Decatur Business result from the net cash used in (generated from) the Decatur Business. The operating results of the Decatur Business are not included in the Consolidated Statement of Income. The Decatur Business experienced losses of $1,500, $900 and $800 in 1992, 1991 and 1990, respectively, which were excluded from the Consolidated Statement of Income. Reserves were established at the Fruehauf Acquisition to absorb operating results until the Decatur Business is divested. Revenues of the Decatur Business (on a 100% basis) were $62,538 in 1992, $55,055 in 1991 and $57,204 in
1990. The majority of these revenues were intercompany sales which would have been eliminated in consolidation. The Decatur Business' total assets were approximately $12,746 at December 31, 1992.

The Company announced its intentions to divest Jacksonville Shipyards, Inc. ("Jacksonville"), its wholly-owned ship repair subsidiary at the time of the Fruehauf Acquisition in 1989. Jacksonville's primary floating drydocks were sold in September 1991 for $28,750, and the proceeds were applied against the repayment of Jacksonville's $29,600 of Industrial Development Revenue Bonds. Substantially all remaining operations at Jacksonville ceased in 1992, and a program was implemented to liquidate the remaining assets, consisting primarily of real estate and receivables. The Company recorded a $11,551 charge in 1992 relating to the closure, liquidation and future costs of Jacksonville.

The components of the adjustment to the net realizable value of Jacksonville are summarized as follows:

  Revision of pre-disposition operating
   results and shutdown                         $ 5.3
  Environmental obligations                       2.4
  Employee related liabilities                    1.8
  Revision of net realizable value
   of fixed assets                                1.1
  Other                                           1.0
                                                $11.6

The results of Jacksonville are not included in the Consolidated Statement of Income, other than the $11,551 charge recorded in 1992. Jacksonville revenues were $16,700 in 1992, $40,700 in 1991 and $31,400 in 1990. Jacksonville
experienced losses of $1,200, $3,400 and $2,500 in 1992, 1991 and 1990, respectively, which were excluded from the Consolidated Statement of Income. Jacksonville's assets and liabilities are included in the Consolidated Balance Sheet in the respective captions.

In December of 1991, the Company sold substantially all of the operating assets of Coast Engineering & Manufacturing Company ("CEMCO") for $6,150 and recorded a gain of $6,599. CEMCO had been in the business of manufacturing cranes. The proceeds from this sale were used to reduce the Company's outstanding indebtedness. The remaining assets and liabilities of CEMCO, consisting primarily of receivables and warranties, are included in the Consolidated Balance Sheet. The operating results of CEMCO are not included in the Consolidated Statement of Income as reserves were established at acquisition to absorb such operating losses.

In addition to the Decatur Business and Jacksonville's real estate, the Company holds for sale other idle facilities. As a result of manufacturing and distribution restructuring programs, certain facilities were added to Assets Held for Sale in 1991 and 1992. The Company is actively marketing all excess properties, and in certain instances, is leasing them in order to generate funds to help cover holding costs. These non-operating properties are included in the Consolidated Balance Sheet in Assets Held for Sale, and are carried on a lower of cost or market basis. Adequate reserves have been established to absorb holding costs until disposition. As previously discussed in Note D - "Restructuring Costs", the Company recorded writedowns on certain assets held for sale and provisions for related holding costs in 1991 and 1992.

Excluding the proceeds generated from the sale of CEMCO's operating assets and Jacksonville's floating drydocks, the Company generated proceeds from the sale of excess assets of $10,174, $4,785 and $18,919 in the years ended December 31, 1992, 1991 and 1990, respectively. All proceeds generated from the sale of excess assets are required to be applied against the outstanding indebtedness under the Company's Credit Agreement (See Note G - "Long-term Debt").

The U.S. Environmental Protection Agency (the "EPA") placed a lien in excess of $15,000 on the Company's former manufacturing facility in Harrisburg, Pennsylvania. The facility is included in Assets Held for Sale for $8,250 at December 31, 1992. A small portion of the excess land at this facility contains a landfill established by the Army Air Corp when the property was part of a former military base. The Department of Defense has acknowledged responsibility for the landfill and has appropriated funds for remedial actions. The Company did not operate or contribute any waste to the landfill. The Company believes it may have an "innocent landowner" defense to any claim for remedial action. The Company has repeatedly requested the EPA to remove the lien on this property, which the Company believes was filed improperly without a hearing or an opportunity for the Company to contest it. To date, the Company has had no success in obtaining a lien release. Without a release, the Company will be unable to sell the facility and use the proceeds to reduce outstanding indebtedness. However, the Company is leasing out a portion of this facility on a short-term basis to enhance cash flow. The Company believes it will be successful in obtaining a release for the lien, although no assurances can be given.


NOTE G - LONG-TERM DEBT

Long-term debt is summarized as follows:

                                                         December 31,
                                                     1992           1991
Secured bank credit agreement bearing interest
  at prime plus 2.25% in 1993, prime plus 2.0%
  in 1992, prime plus 1.5% prior thereto,
  due June, 1993                                   $86,228        $85,128

Mortgage note bearing interest at 9.625%
  collateralized by an idle plant,
  due September, 2001                                4,102          4,379

Unsecured promissory notes held by a related party
  bearing interest at 14% in 1992 and 12% in 1991,
  due March, 1996                                    7,497          7,497

Other                                                3,262              -

    Total long-term debt                           101,089         97,004

Less: Current portion of long-term debt to
  related party                                      7,497              -

Less: Current portion of long-term debt
 to third party                                     89,794         12,177
    Long-term debt, less current portion           $ 3,798        $84,827

The secured bank credit agreement (the "Credit Agreement") is secured by substantially all of the assets of the Company. The Credit Agreement provides for both a term loan and a revolving credit facility. Amounts outstanding under the term loan were $58,228 and $70,128 at December 31, 1992 and 1991, respectively. As of December 31, 1992, the revolving credit facility was limited to the lesser of $45,000 or the available borrowing base, which absent the covenant violations discussed below, could have been used in any combination of cash advances or bank letters of credit. At December 31, 1991, the revolving credit facility was limited to the lesser of $45,000 or the available borrowing base, and the maximum cash advance availability was $20,000. The available borrowing base is calculated by applying prescribed advance ratios against eligible receivable and inventory balances, in accordance with the terms of the Credit Agreement. Outstanding cash advances totalled $28,000 and $15,000 at December 31, 1992 and December 31, 1991, respectively. Outstanding letters of credit totalled $11,322 at December 31, 1992 and $20,520 at December 31, 1991.

All proceeds from the sale of collateralized assets are to be applied against outstanding Credit Agreement indebtedness, including proceeds from the sale of the properties included in Assets Held For Sale on the Consolidated Balance Sheet. As a result, the Company cannot sell excess properties for the purpose of generating working capital.

A commitment fee of 0.5% per annum is payable on any unused portion of the revolving credit facility. Total unused credit under the revolving credit facility was zero at December 31, 1992 and $9,480 at December 31, 1991. The actual borrowing rate under the Credit Agreement was 8.0% at both December 31, 1992 and 1991.

The Credit Agreement restricts the payment of dividends and requires, among other things, that the Company maintain certain levels of tangible net worth and working capital, meet certain current and debt to equity ratios, and achieve certain levels of operating performance and interest coverage. While the Company has remained current in all of its payment obligations under the Credit Agreement through December 31, 1992, it was not in compliance with certain financial covenants at December 31, 1992 or 1991.

As described in Note Q - "Plan of Restructuring and Refinancing", the Company and its lenders amended the terms of the Credit Agreement on March 15, 1993. The amendment provides an additional $6.6 million of borrowing availability to the Company, waives past covenant violations, increases the interest rate to prime plus 2.25% effective January 1, 1993 and changes the maturity of the debt from December 31, 1995 to June 30, 1993. The Company has included all outstanding loans under the Credit Agreement in current liabilities in the Consolidated Balance Sheet to reflect the new maturity date. The Company is attempting to secure alternative financing which would provide incremental borrowing and enable it to extinguish all amounts owed under the Credit Agreement. The Company wrote off the remaining $3,942 of capitalized debt issuance costs relating to the Credit Agreement in the fourth quarter of 1992.

The mortgage collateralized by the idle plant (the "Fresno Mortgage") was assumed in the Fruehauf Acquisition. The Fresno Mortgage is collateralized by the Company's Fresno, California manufacturing plant, which was closed in early 1992. The interest rate on the Fresno Mortgage is 9.625%, and combined principal and interest payments of $345 are payable semiannually until September, 2001. The Company is actively attempting to sell the former Fresno manufacturing plant, and is required to extinguish the Fresno Mortgage with such proceeds.

As discussed in Note B - "Initial Public Offering and Recapitalization," the Company extinguished all of its then-outstanding Series B Promissory Notes and all but $7,497 of the Series A Promissory Notes in 1991 in the Recapitalization and with funds generated from the IPO. The $7,497 of Series A Notes not extinguished were held by Airlie and were exchanged for Fruehauf Notes totalling $7,497. The Fruehauf Notes initially bore interest at the rate of 12% per annum, and matured July 1, 1992. However, the Company extended the maturity to March 31, 1996 in exchange for a $56 fee and an increase in the annual interest rate from 12% to 14%.

The Fruehauf Notes are subordinated to the Credit Agreement. Payment of the Fruehauf Notes can only be accelerated in the event that the indebtedness under the Credit Agreement has been accelerated or extinguished. The Fruehauf Notes have been classified as a current liability at December 31, 1992 as a result of the change in the maturity of the obligations under the Credit Agreement to June 30, 1993. In accordance with the terms of the Credit Agreement, the Company is not allowed to make interest payments on the Fruehauf Notes while in violation of its covenants under the Credit Agreement. Therefore, the Company did not make the scheduled semiannual interest payment on December 31, 1992 on the Fruehauf Notes. The interest accrued on such debt at December 31, 1992 totalled $528, and is included in Other Current Liabilities in the Consolidated Balance Sheet.

The Company's Mexican subsidiary borrowed $2,963 in 1992. Such short term notes payable are secured by certain of the subsidiary's assets.

The following table sets forth the scheduled annual maturities of the long-term debt outstanding at December 31, 1992, after giving effect to the Credit Agreement modifications discussed above.


           1993                             $ 89,794
           1994                                  334
           1995                                  367
           1996                                7,900
           1997                                  442
           Thereafter                          2,252
                Total                       $101,089

Amounts shown are exclusive of minimum lease payments disclosed in Note H - "Operating Lease Commitments".

The Company paid $10,166, $11,353 and $23,804 of interest in 1992, 1991 and 1990, respectively.

The Company believes that the carrying value of its borrowings approximates fair market value. Such fair values were estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities.

In September, 1990, the Company entered into the Credit Agreement and refinanced the majority of its then-outstanding long-term debt. A one-time extraordinary loss of $2,192, or $(0.47) per share, was recorded to write-off the unamortized debt issuance costs relating to the refinanced debt. The income tax provision (benefit) on the extraordinary loss was zero. See Note P
- - "Restatement of Prior Year Results" for further information.


NOTE H - OPERATING LEASE COMMITMENTS

The Company leases certain facilities, vehicles, machinery and equipment with varying terms. Under most arrangements, the Company pays the property taxes, insurance, maintenance and expenses related to the leased property. Fruehauf has no capital leases.

Future obligations on non-cancelable operating leases in effect at December 31, 1992 are:

     1993                                         $ 4,975
     1994                                           3,498
     1995                                           3,188
     1996                                           2,246
     1997                                           1,392
     Thereafter                                     9,627

          Total                                   $24,926

The majority of the Company's operating leases provide the Company with the option to renew the leases for varying periods after the initial lease terms. These renewal options enable the Company to renew the leases based upon the fair rental values at the date of expiration of the initial lease.

Total rental expense under operating leases was $3,930, $4,163 and $2,802 for the years ended December 31, 1992, 1991 and 1990, respectively.


NOTE I - INCOME TAXES

The components of Income (loss) Before Income Taxes are as follows:

                                                 Year ended December 31,
                                                 1992      1991      1990

United States                               $(70,502) $(29,336)    $(921)
Foreign                                         2,192     1,326     1,916
Income (loss) before income taxes           $(68,310) $(28,010)      $995

Foreign income tax provisions totalled $950 in 1992, $866 in 1991 and $879 in 1990, the majority of which were taxes withheld on royalty and dividend payments to the Company. In 1990, the Company had a deferred federal tax provision of $100. In 1992, the Company recorded a $4,100 income tax benefit relating to the reversal of federal deferred tax liabilities no longer required due to continued losses.

The Company's Provision (benefit) for Income Taxes is different from the amount which would be provided by applying the statutory federal income tax rate to the Company's Income (loss) Before Income Taxes. The reasons for the difference are summarized below:

                                                 Year ended December 31,
                                           1992           1991          1990
                                        %      $       %      $       %      $
Statutory federal income tax rate     (34)$(23,225)  (34)$(9,523)     34   $338
Future potential benefit
 from current NOL                       29   19,870    36   9,974     -       -
Foreign tax differential
 on income/losses of
 foreign subsidiaries                  (1)    (516)   (1)   (301)   (56)  (561)
Other                                    1      721     2     716    120  1,202
Provision (benefit) for
 income taxes                         (5%) $(3,150)   3%     $866   98%    $979


Deferred tax assets and liabilities result from differences in the basis of assets and liabilities for tax and financial statement purposes. The tax effects of the basis differences are summarized below for major balance sheet captions:

                                                       December 31,
                                                  1992     1991      1990

Net inventories                               $(9,030)$(19,528)  $(24,302)
Assets held for sale                           (6,475)  (6,456)    (6,456)
Fixed assets                                  (12,766) (18,388)   (20,068)
Other assets and deferred charges                  600  (1,313)    (5,598)
Investments in affiliate companies            (11,740)  (8,403)   (11,041)
Other current liabilities & long-term
  liabilities                                   36,632   41,980     62,298
All other items                                      -    1,151    (1,036)
Benefit from NOL carryforward                    2,779    6,857      2,103
  Total deferred tax liability                      $0 $(4,100)   $(4,100)


At December 31, 1992, the Company had domestic federal tax basis net operating loss carryforwards available to offset future taxable income of $148,466. The Company's domestic federal tax basis net operating loss carryforwards exceed the book basis net operating loss carryforwards by approximately $50,323. In accordance with SFAS 96, "Accounting for Income Taxes", the tax benefits of the unused loss and tax credit carryforwards have not been recognized in the Consolidated Financial Statements, except by reducing the deferred taxes, as the realization of these benefits is dependent on future taxable income.

The tax basis net operating loss carryforwards expire as follows:

                                      Tax Basis Net
                                      Operating Loss
                                          Carryforwards
        2004                              $3,641
        2005                              70,011
        2006                              33,809
        2007                              41,005
            Total                       $148,466


The Company also has various state net operating loss carryforwards expiring at various dates through 2007 available to reduce future state taxable income and income taxes. In addition, one of the Company's foreign subsidiaries has approximately $332 of tax basis loss carryforwards, expiring in 1995, which may be available to offset future foreign taxable income.

Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of international subsidiaries as those earnings have been, and will continue to be, permanently reinvested. No U.S. income taxes would be payable in the event of distribution of such earnings. However, on remittance, certain foreign countries impose withholding taxes that are then available for use as credits against U.S. tax liabilities, if any, subject to certain limitations. The amount of withholding tax that would be payable on remittance of the entire amount of undistributed earnings would approximate $689.

The Company made income tax payments of $721, $716 and $788 in 1992, 1991 and 1990, respectively.


NOTE J - STOCKHOLDERS' INVESTMENT

Stock Issuance: The Company was capitalized in 1989 upon the issuance of 510,000 shares of Terex Holdings Common Stock for $10,000. On June 14, 1991 the authorized number of shares of Fruehauf Common Stock was increased to 20,000,000. Each share of Terex Holdings Common Stock outstanding was converted into nine shares of Fruehauf Common Stock on July 8, 1991 in conjunction with the Initial Public Offering and Recapitalization (see Note B - "Initial Public Offering and Recapitalization"). The per share calculation described below, as well as the issued and outstanding shares indicated on the Consolidated Balance Sheet, take the conversion into account.

The Company completed the IPO by issuing 4,000,000 shares of Fruehauf Common Stock at a price of $11 per share. The Company's common stock is traded on the New York Stock Exchange under the symbol "FTC" (see Note B - "Initial Public Offering and Recapitalization").

Stock Warrants: The Company issued two warrants (the "Terex Holdings Warrants") to related parties in conjunction with the issuance of the Series A Notes in 1989. As discussed in Note B - "Initial Public Offering and Recapitalization," one Terex Holdings Warrant was exercised in 1991, and the other was exchanged for a Fruehauf Warrant in 1991. The Fruehauf Warrant enables the holder to purchase up to an aggregate 2,205,000 shares of Fruehauf Common Stock at an exercise price of $3.40 per share. The Fruehauf Warrant was not exercised as of December 31, 1992.

Dividends: As discussed in Note G - "Long-Term Debt", the Credit Agreement contains restrictions as to the payment of cash dividends. As a result of these restrictions, no dividends could have been paid based on the Company's financial position as of December 31, 1990, 1991 or 1992.

Net Income (Loss) Per Common and Common Equivalent Share: Net income (loss) per common and common equivalent share was computed by dividing the net loss by the average number of dilutive shares of common stock and common stock equivalents outstanding during the period after the conversion described above.

Stock Option Plan: The Board of Directors has approved a stock option plan for certain key employees and the directors of the Company. The number of shares of Common Stock to be made available under the proposed stock option plan total 200,000 shares for key employees and 50,000 for directors. The proposed stock option plan is subject to stockholder approval.

Preferred Stock: The Company has filed a consent solicitation with the Securities and Exchange Commission to authorize the issuance of up to 2,500,000 shares of preferred stock. A portion of these shares would be issued to Terex in exchange for $11,587 of the long term payable due Terex. The proposed transaction would require ratification by the Company's stockholders prior to completion. The consent solicitation was pending at December 31, 1992. The completion of this transaction is uncertain.


NOTE K - RETIREMENT PLANS

Prior to 1990, Fruehauf's trailer operations had multiple defined benefit pension plans covering most domestic employees. During 1990, Fruehauf's salaried, nonunion hourly and union hourly plans were merged into a single plan. A separate plan exists for Jacksonville's hourly employees. Benefits for the salaried employees are based primarily on years of service and employees' qualifying compensation during the final years of employment. The benefits for hourly employees are based primarily on years of service and a fixed dollar amount per year of service.

Effective October 1, 1990, the Company amended the pension benefits for certain employees. The plan amendment increased the projected benefit obligation by approximately $2.7 million. The impact on pension expense was not material.

It is the Company's policy to fund its pension plans based on the minimum requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

Plan assets consist primarily of common stocks, bonds and short-term cash equivalent funds. Assets of Fruehauf's merged plan and the Jacksonville Hourly plan were combined with the assets of Terex's pension plans into a master trust (the "Master Trust") effective January 1, 1992.

The following table summarizes the components of pension expense:

                                                 Year ended December 31,
                                                 1992      1991      1990

Service cost for benefits earned
 during the period                                $962      $893   $1,507
Interest cost on projected benefit obligation    5,109     5,025    4,540
Actual (return) loss on plan assets           (13,098)  (10,315)    5,945
Net amortization and deferral                    8,357     5,400 (11,598)
Curtailment loss                                     -        17        -
  Net pension expense                           $1,330    $1,020     $394

The expected long-term rate of return on plan assets was 9.0% for the periods presented. The discount rate assumption was 8.25% for 1992, 8.5% for 1991 and 9.0% for 1990. Consistent with the provisions of the plan, the actuarial assumption for the rate of compensation increase was 5.5% for plan years ending on or prior to December 31, 1991 and zero thereafter.

The following table sets forth the plans' funded status and amounts recognized in the Consolidated Balance Sheet:

                                               December 31,
                                            1992           1991
Actuarial present value of:
  Vested benefits                        $72,226         $69,587

  Accumulated benefits                   $72,705         $70,705

  Projected benefits                     $72,705         $70,705
Fair value of plan assets                 81,795          73,744
Plan assets in excess of
 projected benefit obligation              9,090           3,039
Unrecognized net loss from past
 experience different than assumed         3,816          11,756
Unrecognized prior service cost          (5,111)         (5,691)
     Prepaid pension cost                 $7,795          $9,104

The Master Trust is a participant in the Credit Agreement, and also has investments in Terex securities. The rights of the Master Trust are equivalent to those of the other lenders and investors. Included in the fair value of the Company's plan assets at December 31, 1992 and December 31, 1991 are approximately $6,445 and $2,365 of such investments.

In addition to providing pension benefits, the Company provides health care benefits for certain retired employees. Certain domestic union employees may become eligible for those benefits if they reach the required years of service and retirement age while working for the Company. Certain of the Company's former domestic salaried employees who retired prior to December 31, 1990 receive company-provided health care benefits. Domestic salaried employees retiring after December 31, 1990 are not eligible for such benefits.

In December 1990, the Financial Accounting Standards Board ("FASB") issued SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This statement requires accrual of postretirement benefits (such as health care benefits) during the years an employee provides services. Reserves for past service costs of then-retired employees were established in the purchase price allocation for the Fruehauf Acquisition in 1989. The Company discontinued providing postretirement health benefits for salaried employees retiring after December 31, 1990, and such benefits have been eliminated for future retirees of certain hourly plans since the Fruehauf Acquisition. As a result, the Company has adequate reserves for such obligations at December 31, 1992. Accordingly, the Company does not anticipate the implementation of this pronouncement to have a significant effect on its operating results or financial position. The Company paid retiree health claims totalling $3,101 in 1992, $3,438 in 1991 and $3,161 during 1990.

The Company sponsors various tax deferred savings plans into which eligible employees may elect to contribute a portion of their compensation. The Company contributes to certain of these plans.


NOTE L - CONTINGENCIES & LITIGATION

The Company is contingently liable for a portion of the losses incurred on new trailer loans written by a finance company (the "Finance Company") to the Company's customers. In the event a customer defaults on a loan, the underlying trailers are repossessed by the Finance Company and sold. The Company absorbs 50% of the difference between the remaining loan balance and the proceeds from the sale of the trailer(s), up to an aggregate annual maximum of $750. The Finance Company's portfolio subject to this arrangement totalled $104,136 at December 31, 1992 and $129,520 at December 31, 1991. The average life of the loans in the portfolio is approximately 2 - 3 years. Total losses incurred by the Company under this arrangement were $750 in 1992, $708 in 1991 and $635 in 1990. Reserves have been recorded for potential losses.

The Company is obligated to reimburse the Finance Company for shortfalls in guaranteed residual values of certain leased trailers. All obligations under this arrangement are anticipated to cease prior to December 31, 1993. The Company's total payments to the Finance Company pursuant to these guarantees were $38 in 1992, $664 in 1991 and $1,135 in 1990, respectively. Reserves have been recorded for potential losses.

The Company is contingently liable to various customers and other finance companies as a guarantor of the residual values of certain trailers sold by the Company. The Company's loss exposure on such trailers is the difference between the fair market values of the trailers at a predetermined rate and predetermined values. The Company's contingent liability on such agreements totalled approximately $9,356 and $6,115 at December 31, 1992 and December 31, 1991, respectively. The Company has not experienced any losses under such guarantees in the three years ended December 31, 1992.

As part of the Fruehauf Acquisition, the Company assumed a Fruehauf Corporation guarantee of a customer's trailer loan. The outstanding loan balance was approximately $993 and $2,882 at December 31, 1992 and December 31, 1991, respectively. The loan is scheduled to be extinguished prior to December 31, 1993, at which time the guarantee will cease.

Fruehauf is a party to an agreement with the Finance Company in which the Finance Company purchases certain pools of customer receivables for cash, with recourse to the Company. Under the agreement, the Company acts as an agent for the Finance Company by performing recordkeeping and collection functions on the receivables sold. The outstanding principal balance on open account receivables purchased by the Finance Company totaled $4,300 at December 31, 1992. The Company's losses under this arrangement have been, and are expected to continue to be, immaterial.

As disclosed in Note G - "Long-term Debt," outstanding letters of credit totalled $11,322 and $20,520 at December 31, 1992 and December 31, 1991, respectively. The letters of credit generally serve as collateral for certain liabilities included in the Consolidated Balance Sheet.

The Company has facilities at numerous geographic locations, which are subject to a range of federal, state and local environmental laws and regulations. Compliance with these laws has, and will, require expenditures on a continuing basis. The Company has been identified as a "Potentially Responsible Party" at approximately 19 multi-party Superfund sites, and has also identified environmental exposures at approximately 21 other sites not designated as Superfund sites. The Company is currently participating in administrative or court proceedings involving a number of these sites. Many of the proceedings are at a preliminary stage, and the total cost of remediation, the timing and extent of remedial actions which may be required, and the amount of the Company's liability with respect to those sites cannot presently be estimated. When it is possible to make reasonable estimates of the Company's liability with respect to such matters, a provision is recorded. When it is possible to estimate a range of liability but management is unable to determine the amount within the range that is the best estimate, a provision is recorded for the minimum amount of the range. The Company's policy is to record liabilities for environmental exposures on a gross basis without consideration of possible recoveries from third parties. The Company is self-insured with respect to environmental exposures. The Company's reserves for Superfund sites and other environmental projects and contingencies totaled $12.3 million at December 31, 1992 relating to 7 Superfund sites and 20 other sites for which the Company has been able to make estimates. The amount of possible loss, if any, in excess of the amounts recorded cannot presently be estimated. If the amount of payments required in respect of these sites exceeds the Company's available cash resources, there could be a material adverse effect on the Company.

The Internal Revenue Service is currently in the early stages of examination of the Company's federal tax return for the period July 14, 1989 through December 31, 1989. In addition, SESR is currently under audit by France's taxing authorities for 1988, 1989 and 1990. The Company believes that its positions for issues raised in these audits are correct and that it would prevail if the taxing authorities would propose adjustments. In any event, management believes that the outcome of these examinations will not have a material impact on the consolidated financial statements because the Company has significant net operating loss carryovers. No accruals have been established for these contingencies.

In December 1992, a Class Action Complaint was filed purportedly on behalf of all persons who purchased Fruehauf common stock during the period June 28, 1991 through December 4, 1992 (the "Period") against the Company, Terex, certain of the Company's officers and directors, namely, Randolph W. Lenz, Marvin B. Rosenberg, Arthur E. Rowe, G. Chris Andersen, Raymond J. Dempsey and certain of the underwriters of the Company's initial public offering ("IPO"), namely, PaineWebber Incorporated, Alex Brown & Sons, Incorporated and Wertheim Schroeder & Co., Incorporated, in the United States District Court, Eastern Michigan, Southern Division, seeking unspecified compensatory and punitive damages. The complaint alleges, among other things, that in connection with the IPO, the defendants misrepresented the Company's liquidity and status of compliance with the Company's credit facilities at the time of the IPO. The Company believes that the claims are without merit and that it has valid defenses to the claims made. This action is at a very early stage and the ultimate resolution of the claim cannot be predicted with complete certainty. However, the Company believes that it will be successful in its defense of this action and that the ultimate resolution of this litigation will not have a material adverse effect on the Company.

The Company is involved in other various legal proceedings which have arisen in the normal course of its business. Most of these legal proceedings involve product liability claims for which the Company is principally self insured. Although the Company has established reserves for loss contingencies based on the Company's historical record of payments on product liability claims, the Company is at risk of being obligated to pay substantial damages to product liability claimants. Based on an evaluation of historical losses, it is the opinion of management that none of the product liability or other current proceedings alone or in the aggregate will have a material adverse effect on the Company.


NOTE M - RELATED PARTY TRANSACTIONS

The Chairman of the Board is the controlling shareholder of Terex, Fruehauf's parent company, and KCS, a corporation which provides legal, financial and management services to the Company and Terex under separate management contracts. Pursuant to certain restrictions in the Credit Agreement, the Company was prohibited from paying management fees to KCS in excess of $2,300 in 1992 and is prohibited from making any payments in 1993 until all indebtedness under the Credit Agreement is repaid. Payments to KCS for services rendered and out-of-pocket expenses amounted to $2,300 in 1992, $3,633 in 1991 and $3,322 in 1990. KCS and its shareholders own approximately 21.5% of Fruehauf's outstanding Common Stock.

See Note B - "Initial Public Offering and Recapitalization" for a description of transactions with KCS in the Recapitalization. Interest on the Series A and B Notes issued to KCS aggregated zero in 1992, $1,651 in 1991 and $2,746 in 1990.

KCS and the Company entered into an agreement (the "KCS Note") whereby KCS borrowed $1,000 on an unsecured basis from the Company during 1992. These funds were to be used by KCS as an advance in connection with the KCS-owned insurance company through which the Company would obtain coverage, as approved by the Company's Board of Directors. These funds were utilized by KCS, pending implementation of the insurance program, which is not yet complete. KCS borrowed an additional $622 from Fruehauf during 1992. The KCS obligations bear interest at prime. The entire $1,622 balance owed by KCS was repaid on January 25, 1993.

Terex directly owns approximately 42.2% of Fruehauf's outstanding Common Stock. See Note B - "Initial Public Offering and Recapitalization" for a description of transactions with Terex in the Recapitalization. Terex charged Fruehauf for management services totaling zero in 1992, $1,932 in 1991 and $2,500 in 1990. Terex also charged Fruehauf interest of zero in 1992, $1,612 in 1991 and $1,562 in 1990 on amounts owed Terex, including the $6.0 million Series B Note held by Terex. As of January 1, 1992, Terex no longer charges Fruehauf for management expenses and interest on amounts due Terex. However, Terex and Fruehauf continue to charge one another for payments made on each other's behalf in the normal course of business. The outstanding balance owed by Fruehauf to Terex was $14,890 at December 31, 1992 and $10,244 at December 31, 1991. As
disclosed in Note J - "Stockholders' Investment", the Company filed a consent solicitation with the Securities and Exchange Commission in 1992, which contemplates converting $11,587 of the balance due Terex into preferred stock.

The Company's Board of Directors approved a program to consolidate the Company's parts warehousing and administration functions with Terex. This consolidation has not yet been fully implemented. In November, 1992, in contemplation of this agreement, Terex advanced $2,000 to Fruehauf.

On January 12, 1993, Terex and the Company announced that an investment banking firm had been retained to explore opportunities to maximize stockholder value. A member of the Company's Board of Directors is an executive with the investment banking firm. See Note Q - "Plan of Restructuring and Refinancing" for further information regarding this action.

At December 31, 1992, Airlie owned approximately 3.3% of Fruehauf's outstanding Common Stock. See Note B - "Initial Public Offering and Recapitalization" for a description of transactions with Airlie in the Recapitalization. Assuming Airlie exercised the Fruehauf Warrant it received in the Recapitalization, it would own approximately 18.2% of the Company's Common Stock. Interest on the Series A and B Notes and the Fruehauf Notes aggregated $975 in 1992, $2,092 in 1991 and $2,749 in 1990.

The Master Trust is a participant in the Credit Agreement, and also has investments in Terex securities. The rights of the Master Trust are equivalent to those of the other lenders and investors. See Note K - "Retirement Plans," for further information.
The Company rents a facility in Germany to SESR, as disclosed in Note O - "Facility Leased to Affiliate". Additionally, the Company sells trailer components to its equity investees and licensees, as further described in Note C - "Investments in Affiliate Companies."


NOTE N - INDUSTRY SEGMENT INFORMATION

The Company operates principally in the trailer manufacturing industry. Trailer operations consist primarily of the manufacture and sale of trailers and replacement parts. The Company also performs maintenance and repair work on trailers, and purchases and sells used trailers. With the exception of export parts sales and international license, trademark and royalty arrangements, substantially all of the trailer segment's business is conducted in North America.

Jacksonville and CEMCO (collectively, the "Maritime Business") were acquired in the Fruehauf Acquisition, at which time the Company announced its intention to divest such operations. Substantially all of the operating assets of CEMCO were sold in 1991. As a result of its inability to sell Jacksonville as a business, the Company ceased operations in 1992, and a program was implemented to liquidate the remaining assets, consisting primarily of the real estate and receivables. For more information, see Note F - "Assets and Businesses Held for Sale." The assets and liabilities of the Maritime Business are included in the Consolidated Balance Sheet. The operating results of the Maritime Business are not included in the Consolidated Statement of Income other than the $6,599 gain recognized in 1991 on the sale of CEMCO's operating assets and the $11,551 provision recorded in 1992 relating to Jacksonville liquidation costs.

Export sales from U.S. operations were $18,257, $18,576 and $12,818 for 1992, 1991 and 1990, respectively.

The Company is not dependent upon any single customer. No single customer accounted for more than 10% of consolidated net sales during 1992, 1991 or 1990.


NOTE O - FACILITY LEASED TO AFFILIATE

The Company owns a manufacturing facility in Germany that it leases to SESR, pursuant to a lease agreement assumed in the Fruehauf Acquisition. SESR has the option to purchase the facility from the Company at an amount approximating book value any time prior to December 31, 1997. The carrying value of this asset was $14,000 and $18,955 at December 31, 1992 and 1991, respectively. The facility is reported as "Facility Leased to Affiliate" in the Consolidated Balance Sheet. In 1992, the Company was refunded a $3,155 purchase deposit made on a property adjoining the facility leased to SESR. The deposit was acquired by the Company in the Fruehauf Acquisition. The Company received rental revenue of $811, $657 and $665 from SESR in 1992, 1991 and 1990, respectively. Rental revenue is recorded in Other Income (Expense) in the Consolidated Statement of Income and is reduced by depreciation expense on the facility. SESR is responsible for paying the property taxes, insurance, maintenance and expenses related to the leased property.

The future rental revenues under this non-cancelable operating lease, as of December 31, 1992, are as follows:

            1993                            $956
            1994                           1,200
            1995                           1,288
            1996                           1,288
            1997                           1,288
                 Total                    $6,020

NOTE P - RESTATEMENT OF PRIOR YEAR RESULTS

As a result of inquiries by its current independent accountants, the Company reviewed its accounting treatment for certain prior year transactions and concluded that restatements were required to be made to the previously issued financial statements for the years ended December 31, 1990 and 1991.

The Company issued increasing rate debt with detachable warrants in the Fruehauf Acquisition, and redeemed the warrants in 1990. The amount paid to redeem the warrants was deferred, to be amortized over the life of the debt. The fair value of the warrants at the date of issue should have been initially recorded as a debt discount and amortized as interest expense over the life of the debt. Subsequent increases in their fair value should have been recorded as additional interest cost in 1989 and 1990. Additionally, it has been determined that the interest expense recognized on the increasing rate debt in 1989 and 1990 was not properly recorded.

In 1990, the Company accounted for a debt transaction as a modification to an existing debt instrument as opposed to an extinguishment of debt and the issuance of new debt. In accounting for the transaction as a modification, the Company continued to amortize the remaining deferred debt issue costs incurred on the old debt over the term of the new debt. Had the transaction been properly accounted for as an extinguishment of debt, all unamortized debt issue costs would have been written off in 1990 as an extraordinary loss.

The Consolidated Statement of Income, Consolidated Balance Sheet, Consolidated Statement of Cash Flows and Consolidated Statement of Stockholders' Investment have been restated to reflect the foregoing items. The following table sets forth selected information as originally reported and as restated for the years ended December 31, 1991 and 1990.

                                         Year ended December 31,
                                            1991           1990
Net Income (Loss) before Extraordinary Loss:
  As originally reported                $(30,022)         $2,324
  Restatement adjustment                    1,146         (2,308)
     Restated Net Income (loss) before
       Extraordinary Loss               $(28,876)            $16

Net Income (Loss):
  As originally reported                $(30,022)          $2,324
  Restatement adjustment                    1,146         (4,500)
     Restated Net Income (loss)         $(28,876)        $(2,176)

Net Income (Loss) per Share before Extraordinary Loss:
  As originally reported                  $(3.63)          $0.51
  Restatement adjustment                    0.13           (0.51)
     Restated Net Income (loss) per share
     before Extraordinary Loss            $(3.50)          $0.00

Net Income (Loss) per Share:
  As originally reported                  $(3.63)          $0.51
  Restatement adjustment                    0.13           (0.98)
     Restated Net Income (loss) per share $(3.50)         $(0.47)

Weighted Average Common and Common Equivalent
  Shares Outstanding                       8,260            4,590


NOTE Q - PLAN OF RESTRUCTURING AND REFINANCING

As a result of significant operating losses which have continued through the first quarter of 1993, and cash flow difficulties, the Company has taken significant actions to reduce its overall cost structure and improve liquidity. As described in Note D - "Restructuring Costs," in 1991 the Company implemented a restructuring program affecting its distribution system and certain of its manufacturing operations. This program continued through 1992 with additional actions, including, among others, temporary plant shutdown, salary reductions and reductions in fringe benefits.

On March 15, 1993, the Company and its lenders amended the terms of the Credit Agreement. The amendment provides up to $6.6 million of additional borrowing availability to the Company, and waives past covenant violations. The interest rate under the Credit Agreement was increased to prime plus 2.25% effective January 1, 1993. Additionally, the maturity of the Credit Agreement was changed from December 31, 1995 to June 30, 1993. The Company has included all outstanding loans under the Credit Agreement in current liabilities in the Consolidated Balance Sheet to reflect the new maturity date.

The Company is attempting to secure alternative financing which would provide incremental borrowing and enable it to extinguish all amounts owed under the Credit Agreement. Additionally, the Company and Terex are reviewing various proposals to maximize stockholder value, including potential equity infusions and other financing transactions. The Company and Terex are conducting discussions with interested parties. However, no definitive agreements, terms or structures have been reached, and there are no assurances that any transactions will be consummated. If the Company is unable to secure additional financial resources and refinance the credit agreement, there could be a material adverse impact on the Company's financial position and results of operations.